FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated May 23, 2017 of Diana Shipping Inc. (the "Company") announcing the Company's financial results for the first quarter ended March 31, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: May 24, 2017	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com

For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2017

ATHENS, GREECE, May 23, 2017 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today reported a net loss of $26.5 million and net loss attributed to common stockholders of $27.9 million for the first quarter of 2017, compared to a net loss of $31.4 million and net loss attributed to common stockholders of $32.8 million reported in the first quarter of 2016.
Time charter revenues were $31.3 million for the first quarter of 2017, compared to $30.8 million for the same period of 2016. The increase in time charter revenues was due to increased average time charter rates that we achieved for our vessels during the quarter and increased ownership days resulting from the enlargement of our fleet.

	Fleet Employment Profile (As of May 22, 2017)
	Diana Shipping Inc.'s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
	23 Panamax Bulk Carriers
1	DANAE	A	$4,900	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	9-Dec-15	11-Feb-17
			$9,000	4.75%	Cargill International S.A., Geneva	8-Mar-17	24-May-17	1,2
			$7,750	5.00%	Phaethon International Company AG	24-May-17	9-Oct-17 - 29-Dec-17	3
	2001 75,106
2	DIONE	A	$4,350	5.00%	Nidera S.P.A., Roma	4-Feb-16	28-Jan-17
			$7,200	5.00%	Caravel Shipping Limited, Hong Kong	3-Feb-17	4-May-17
			$7,050	5.00%		4-May-17	3-Nov-17 - 18-Feb-18
	2001 75,172
3	NIREFS	A	$4,600	5.00%	Transgrain Shipping B.V., Rotterdam	15-Jan-16	14-Feb-17
			$6,500	5.00%	Raffles Shipping International Pte. Ltd., Singapore	14-Feb-17	5-May-17
			$9,400	5.00%	Jaldhi Overseas Pte. Ltd., Singapore	5-May-17	5-Jun-18 - 5-Sep-18
	2001 75,311
4	ALCYON	A	$5,000	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	4-May-16	28-May-17 - 4-Sep-17	4,5
	2001 75,247
5	TRITON	A	$6,300	5.00%	Windrose SPS Shipping and Trading S.A., Geneva	25-Oct-16	30-May-17 - 9-Jun-17	5
	2001 75,336
6	OCEANIS	A	$5,200	5.00%	Nidera S.P.A., Roma	30-Jun-16	28-May-17	5
	2001 75,211
7	THETIS	B	$5,150	5.00%	Transgrain Shipping B.V., Rotterdam	19-Jun-16	29-May-17 - 3-Aug-17	5
	2004 73,583
8	PROTEFS	B	$4,500	5.00%	Transgrain Shipping B.V., Rotterdam	23-Feb-16	25-May-17 - 31-May-17	5
	2004 73,630
9	CALIPSO	B	$6,020	5.00%	Windrose SPS Shipping and Trading S.A., Geneva	24-Aug-16	14-Mar-17
			$9,000	5.00%	Transgrain Shipping B.V., Rotterdam	14-Mar-17	30-Jan-18 - 14-May-18
	2005 73,691
10	CLIO	B	$5,350	5.00%	Transgrain Shipping B.V., Rotterdam	22-May-16	29-May-17 - 22-Jul-17	5
	2005 73,691

11	NAIAS	B	$7,500	5.00%	Glencore Agriculture B.V., Rotterdam	27-Dec-16	12-Jul-17 - 11-Nov-17
	2006 73,546
12	ARETHUSA	B	$5,000	5.00%	United Bulk Carriers International S.A., Luxembourg	10-Jun-16	23-Jan-17	6
			$7,200	5.00%	Noble Resources International Pte. Ltd., Singapore	23-Jan-17	23-Nov-17 - 23-Mar-18
	2007 73,593
13	ERATO	C	$4,650	5.00%	Glencore Grain B.V., Rotterdam	26-Mar-16	24-May-17	5
	2004 74,444
14	CORONIS	C	$4,750	5.00%	Narina Maritime Ltd	19-Mar-16	16-May-17
			$9,000	5.00%		16-May-17	16-Apr-18 - 16-Jul-18
	2006 74,381
15	MELITE	D	$8,000	5.00%	Uniper Global Commodities SE, Düsseldorf	6-Dec-16	6-Jul-17 - 6-Oct-17
	2004 76,436
16	MELIA	D	$7,200	5.00%	Nidera S.P.A., Roma	24-Oct-15	19-Mar-17	7
			$9,500	5.00%		19-Mar-17	4-Feb-18 - 4-May-18
	2005 76,225
17	ARTEMIS		$5,350	5.00%	Bunge S.A., Geneva	7-Jun-16	1-Jun-17 22-Jul-17	5
	2006 76,942
18	LETO		$7,750	5.00%	Glencore Agriculture B.V., Rotterdam	29-Dec-16	29-Sep-17 - 29-Jan-18
	2010 81,297
19	SELINA	E	$5,800	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	24-Mar-16	24-Jan-17
			$4,500	5.00%	BG Shipping Co., Limited, Hong Kong	24-Jan-17	23-Feb-17
			$7,100	5.00%		23-Feb-17	24-Oct-17 - 8-Feb-18
	2010 75,700
20	MAERA	E	$4,500	5.00%	United Bulk Carriers International S.A., Luxembourg	10-May-16	30-Apr-17	8,9
	2013 75,403
21	ISMENE		$5,850	5.00%	Glencore Grain B.V., Rotterdam	7-Aug-16	29-May-17 - 22-Sep-17	5
	2013 77,901
22	CRYSTALIA	F	$6,250	5.00%	SwissMarine Services S.A., Geneva	28-Jun-16	28-May-17 21-Oct-17	10
	2014 77,525
23	ATALANDI	F	$5,300	5.00%	Glencore Grain B.V., Rotterdam	26-Mar-16	26-Nov-17 - 26-Apr-18
	2014 77,529

	5 Kamsarmax Bulk Carriers
24	MAIA	G	$7,500	5.00%	RWE Supply & Trading GmbH, Essen	13-Nov-15	2-Jun-17 - 13-Jul-17	5
	2009 82,193
25	MYRSINI	G	$5,550	5.00%	RWE Supply & Trading GmbH, Essen	9-Mar-16	29-May-17 - 10-Jun-17	5
	2010 82,117
26	MEDUSA	G	$6,300	5.00%	Quadra Commodities S.A., Geneva	7-Apr-16	1-Jun-17 - 30-Jul-17	5
	2010 82,194
27	MYRTO	G	$6,000	4.75%	Cargill International S.A., Geneva	24-Dec-15	17-Jan-17
			$8,000	4.75%		17-Jan-17	17-Jan-18 - 17-Apr-18
	2013 82,131
28	ASTARTE		-	-	-	-	- - -	9
	2013 81,513
	5 Post-Panamax Bulk Carriers
29	ALCMENE		$6,750	5.00%	ADM International Sarl, Rolle, Switzerland	13-May-15	28-May-17 - 2-Jun-17	5
	2010 93,193
30	AMPHITRITE	H	$7,700	5.00%	Bunge S.A., Geneva	15-Jul-15	1-Jun-17 - 30-Aug-17	5
	2012 98,697
31	POLYMNIA	H	$5,650	4.75%	Cargill International S.A., Geneva	15-Dec-15	15-Mar-17
			$10,100	4.75%		15-Mar-17	31-Mar-18 - 15-Jul-18	11
	2012 98,704
32	GRAIN MAY	I	-	-	-	-	- - -	12
	(tbr. ELECTRA)
	2013 87,150
33	PHAIDRA	I	-	-	-	-	- - -	9
	2013 87,146
	14 Capesize Bulk Carriers
34	NORFOLK		$4,350	5.00%	SwissMarine Services S.A., Geneva	28-Mar-16	30-Mar-17	13,14
					Trafigura Maritime Logistics Pte. Ltd., Singapore	26-Apr-17	11-Oct-17 - 26-Dec-17
			$12,000	5.00%
	2002 164,218
35	ALIKI		$5,300	5.00%	SwissMarine Services S.A., Geneva	16-Jan-16	14-Feb-17
			$10,300	5.00%		14-Feb-17	30-Dec-17 - 14-Apr-18
	2005 180,235
36	BALTIMORE		$7,750	4.75%	Cargill International S.A., Geneva	29-Jul-16	16-Feb-17
			$11,300	4.75%		16-Feb-17	16-Mar-18 - 1-Jul-18
	2005 177,243
37	SALT LAKE CITY		BCI 4TCs AVG + 3.5%	5.00%	K Noble Hong Kong Ltd., Hong Kong	7-Feb-15	20-Jan-17
			$9,000	5.00%	Uniper Global Commodities SE, Düsseldorf	20-Jan-17	20-Jan-18 - 20-May-18
	2005 171,810

38	SIDERIS GS	J	$6,500	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	22-Dec-15	1-Jun-17 - 7-Jul-17	5,15
	2006 174,186
39	SEMIRIO	J	$4,800	5.00%	SwissMarine Services S.A., Geneva	6-Feb-16	21-May-17	16
			$14,150	5.00%	Koch Shipping Pte. Ltd., Singapore	21-May-17	21-May-18 - 21-Sep-18
	2007 174,261
40	BOSTON	J	$13,000	4.75%	Clearlake Shipping Pte. Ltd., Singapore	9-Aug-15	29-May-17 - 24-Oct-17	5,17
	2007 177,828
41	HOUSTON	J	$5,150	5.00%	SwissMarine Services S.A., Geneva	29-Jan-16	17-Feb-17
			$10,000	5.00%		17-Feb-17	2-Mar-18 - 17-May-18	18
	2009 177,729
42	NEW YORK	J	$5,200	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	3-Feb-16	23-Apr-17
			$14,450	5.00%	Koch Shipping Pte. Ltd., Singapore	23-Apr-17	8-Oct-17 - 29-Dec-17
	2010 177,773
43	SEATTLE	K	$7,300	4.75%	SwissMarine Services S.A., Geneva	9-Dec-15	8-Feb-17
			$11,700	5.00%	Koch Shipping Pte. Ltd., Singapore	8-Feb-17	8-Apr-18 - 23-Jul-18
	2011 179,362
44	P. S. PALIOS	K	$13,000	5.00%	RWE Supply & Trading GmbH, Essen	18-Sep-15	27-Jan-17
			$10,550	5.00%	Koch Shipping Pte. Ltd., Singapore	27-Jan-17	27-Jan-18 - 11-Jun-18
	2013 179,134
45	G. P. ZAFIRAKIS	L	$6,500	5.00%	RWE Supply & Trading GmbH, Essen	14-Feb-16	2-Jun-17 - 14-Aug-17	5
	2014 179,492
46	SANTA BARBARA	L	$7,500	5.00%	RWE Supply & Trading GmbH, Essen	18-Dec-15	24-Jan-17
			$12,000	4.75%	Cargill International S.A., Geneva	24-Jan-17	9-Jan-18 - 24-Apr-18
	2015 179,426
47	NEW ORLEANS		$11,250	5.00%	Koch Shipping Pte. Ltd., Singapore	10-Dec-16	10-Dec-17 - 10-Apr-18
	2015 180,960
	4 Newcastlemax Bulk Carriers
48	LOS ANGELES	M	$7,750	5.00%	SwissMarine Services S.A., Geneva	9-Dec-15	14-Jan-17	19
			BCI_2014 5TCs AVG + 14%	5.00%		22-Jan-17	7-Feb-18 - 22-Apr-18
	2012 206,104
49	PHILADELPHIA	M	$6,450	5.00%	RWE Supply & Trading GmbH, Essen	20-Jan-16	2-Mar-17	20
			$15,500	5.00%	Koch Shipping Pte. Ltd., Singapore	14-Mar-17	14-Jan-18 - 29-Apr-18
	2012 206,040
50	SAN FRANCISCO	N	$11,750	5.00%	Koch Shipping Pte. Ltd., Singapore	5-Jan-17	5-Jan-18 - 20-May-18
	2017 208,006

51	NEWPORT NEWS	N	BCI_2014 5TCs AVG + 24%	5.00%	SwissMarine Services S.A., Geneva	10-Jan-17	10-Nov-18 - 10-Mar-19
2017 208,021
* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Redelivery date based on an estimated time charter trip duration of about 75 days.
2 Charter includes a one time gross ballast bonus payment of US$400,000.
3 Estimated delivery date to the charterers.
4 Vessel off-hire from February 15, 2017 to February 18, 2017.
5 Based on latest information.
6 As per addendum dated January 2, 2017, charterers exercised their option to extend the initially agreed maximum redelivery date, i.e. January 10, 2017 and pay US$7,000 per day.
7 As per addendum dated December 15, 2016, charterers have agreed to pay a gross rate of US$11,500 per day for the excess period commencing February 24, 2017 till March 19, 2017.
8 Charterers have agreed to pay the BPI 4 T/C Average as published by The Baltic Exchange on 28th April 2017 and in any case not below the current rate of USD 4,500 for the excess period commencing April 28, 2017.

9 Currently without an active charterparty.
10 Vessel off-hire for drydocking from March 2, 2017 to April 26, 2017.
11 Vessel off-hire for drydocking from April 30, 2017 to May 14, 2017.
12 Expected date of delivery to the Company by the end of May 2017.
13 As per addendum dated March 23, 2017, charterers exercised their option to extend the initially agreed maximum redelivery date, i.e. March 28, 2017 and pay a daily hire applicable for overrun days as per BCI 4TC Average.

14 Vessel on scheduled drydocking from March 31, 2017 to April 26, 2017.
15 Vessel off-hire for drydocking from October 24, 2016 to November 11, 2016.
16 Vessel on scheduled drydocking from March 16, 2017 to April 2, 2017.
17 Clearlake Shipping Pte. Ltd., Singapore is a member of the Gunvor Group.
18 Charterers will pay US$5,150 per day for the first 15 days of the charter period.
19 Vessel on scheduled drydocking from January 14, 2017 to January 22, 2017.
20 Vessel on scheduled drydocking from March 5, 2017 to March 14, 2017.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended March 31,
	2017	2016
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$31,288	$30,792
Voyage expenses	1,061	6,755
Vessel operating expenses	21,316	21,942
Net loss	(26,470)	(31,386)
Net loss attributed to common stockholders	(27,912)	(32,828)
FLEET DATA
Average number of vessels	47.9	43.2
Number of vessels	48.0	45.0
Weighted average age of vessels	7.8	7.5
Ownership days	4,313	3,931
Available days	4,276	3,880
Operating days	4,201	3,844
Fleet utilization	98.2%	99.1%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$7,069	$6,195
Daily vessel operating expenses (2)	$4,942	$5,582
_______________
(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Tuesday, May 23, 2017.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13661289.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended March 31,
	2017	2016
REVENUES:
Time charter revenues	$31,288	$30,792
EXPENSES:
Voyage expenses	1,061	6,755
Vessel operating expenses	21,316	21,942
Depreciation and amortization of deferred charges	21,073	20,005
General and administrative expenses	5,786	6,278
Management fees to related party	420	360
Other expenses	69	161
Operating loss	(18,437)	(24,709)
OTHER INCOME / (EXPENSES):
Interest and finance costs	(6,388)	(5,025)
Interest and other income	640	556
Loss from equity method investments	(2,285)	(2,208)
Total other expenses, net	(8,033)	(6,677)
Net loss	$(26,470)	$(31,386)

Dividends on series B preferred shares	(1,442)	(1,442)

Net loss attributed to common stockholders	(27,912)	(32,828)

Loss per common share, basic and diluted	$(0.34)	$(0.41)

Weighted average number of common shares, basic and diluted	81,253,721	80,040,645

	Three months ended March 31,
	2017	2016

Net loss	$(26,470)	$(31,386)
Other comprehensive loss (Actuarial loss)	(7)	(7)
Comprehensive loss	$(26,477)	$(31,393)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	March 31, 2017	December 31, 2016*
ASSETS	(unaudited)
Cash and cash equivalents	$84,202	$98,142
Other current assets	16,875	17,174
Advances for vessels under construction and acquisitions and other vessel costs	-	46,863
Vessels' net book value	1,489,006	1,403,912
Other fixed assets, net	22,977	23,114
Compensating cash balance	24,000	23,000
Due from related parties, non-current	45,417	45,417
Equity method investments	3,729	6,014
Other non-current assets	5,102	5,027
Total assets	$1,691,308	$1,668,663

LIABILITIES AND STOCKHOLDERS' EQUITY
Long-term debt, net of deferred financing costs	$645,364	$598,181
Other liabilities	15,268	13,893
Total stockholders' equity	1,030,676	1,056,589
Total liabilities and stockholders' equity	$1,691,308	$1,668,663

*	The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended March 31,
	2017	2016

Net Cash used in operating activities	$(592)	$(9,433)
Net Cash used in investing activities	(58,021)	(26,548)
Net Cash provided by financing activities	$45,673	$13,794